UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July 2018

Commission File Number: 001-36158

Wix.com Ltd.

(Translation of registrant’s name into English)

40 Namal Tel Aviv St.,

Tel Aviv 6350671, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Over-allotment Option

On June 26, 2018, Wix.com Ltd. (the “Company”) completed its previously announced offering of $385,000,000 aggregate principal amount of its 0% convertible senior notes due 2023 (the “Initial Convertible Notes”) in a private placement pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to a purchase agreement (the “Purchase Agreement”) dated June 21, 2018, by and between the Company and the initial purchasers of the securities (the “Initial Purchasers”). On July 3, 2018, the Initial Purchasers exercised their over-allotment option under the Purchase Agreement (the “Over-allotment Option”) in full to purchase an additional $57,750,000 aggregate principal amount of the Company’s 0% convertible senior notes due 2023 (the “Additional Convertible Notes”). On July 6, 2018, the Company issued the Additional Convertible Notes. The Initial Convertible Notes, together with the Additional Convertible Notes, are referred to herein as the “Convertible Notes.”

The Additional Convertible Notes were issued under the indenture, dated June 26, 2018, between the Company and U.S. Bank National Association, as trustee.

The net proceeds from the sale of the Additional Convertible Notes were approximately $56 million, after deducting the Initial Purchasers’ discounts and the estimated offering expenses payable by the Company. The Company used approximately $5.9 million of the net proceeds from the sale of the Additional Convertible Notes to pay the cost of the Additional Capped Call Transactions (as defined below). The Company intends to use the remainder of the net proceeds for general corporate purposes. The Company may also use a portion of the net proceeds to acquire complementary businesses, products, services or technologies. However, the Company has not entered into any agreements for or otherwise committed to any specific acquisitions at this time.

Capped Call Transactions

In connection with the exercise of the Over-allotment Option, the Company entered into privately negotiated capped call transactions (the “Additional Capped Call Transactions”) with certain of the Initial Purchasers (or their affiliates). The Additional Capped Call Transactions cover, collectively, the number of the Company’s ordinary shares underlying the Additional Convertible Notes, subject to anti-dilution adjustments substantially similar to those applicable to the Convertible Notes. The terms of the Additional Capped Call Transactions are substantially the same as the terms of the capped call transactions described in the Company’s current report on Form 6-K filed with the Securities and Exchange Commission on June 26, 2018, which description is incorporated herein by reference. The cost of the Additional Capped Call Transactions was approximately $5.9 million.

Unregistered Sale of Equity Securities

The Company’s offering of the Convertible Notes to the Initial Purchasers was made in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act. The Company relied on this exemption from registration based in part on representations made by the Initial Purchasers in the Purchase Agreement, including that the Initial Purchasers would only offer, sell or deliver the Convertible Notes to persons inside the United States whom they reasonably believe to be qualified institutional buyers within the meaning of Rule 144A under the Securities Act.

The Convertible Notes and the ordinary shares of the Company issuable upon conversion of the Convertible Notes have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or applicable exemption from registration requirements.

Recent Developments

Share Repurchase Program. As previously announced by the Company, on March 29, 2018, the Company filed a motion with the Tel Aviv District Court seeking approval under Israeli law to authorize the Company to repurchase up to $80 million of its ordinary shares from time to time, over a term commencing upon and subject to the court’s approval of the motion and ending on December 31, 2018.

On July 2, 2018, the Tel Aviv District Court approved the Company’s motion. The court approval provides the Company with the right to repurchase its ordinary shares, but does not require the Company to acquire any or a specific number of ordinary shares. The Company’s Board of Directors has the authority to determine if and when to implement any share repurchase program, including without limitation the number of ordinary shares to repurchase, if any, and the timing of such repurchases.

The Company will update its shareholders if and when the Company’s Board of Directors executes a share repurchase program and/or seeks court approval to extend the approval term beyond the initial approved period of December 31, 2018.

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

10.1	Letter Agreement, dated as of July 3, 2018 between JPMorgan Chase Bank, National Association, London Branch and the Company regarding the Additional Capped Call Transaction.

10.2	Letter Agreement, dated as of July 3, 2018 between Bank of America, N.A. and the Company regarding the Additional Capped Call Transaction.

10.3	Letter Agreement, dated as of July 3, 2018 between Barclays Bank PLC and the Company regarding the Additional Capped Call Transaction.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 6, 2018

WIX.COM LTD.

By:	/s/ Eitan Israeli
Name:	Eitan Israeli
Title:	VP & General Counsel

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